     iTalk, Inc.  ☐ 2400 West Cypress Creek Road, Suite 111  ☐  Fort Lauderdale, FL  33309

VIA E-mail

May 2, 2014

Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:          iTalk, Inc.
Form 10-K for the Fiscal Year Ended Auguest 31, 2013
Filed December 16, 2013
File No. 000-54664

Mr. Spirgel,

Thank you for your comment follow-up letter of April 29, 2014 regarding Form 10-K filed by iTalk, Inc. (the “Company”).  The Company is aware of the denial of its request to waive submission of audited and pro forma financial statements for its WQN acquisition.  Accordingly, the Company has engaged its independent auditor and directed that an audit of the assets acquired be performed.   It is, therefore, the intent of the Company to submit an amended Form 8-K which will include the required audited and pro forma financial statements.

The preparation of this disclosure will require the carve-out of the acquisition assets from the Seller’s financial information.  The Company estimates that this exercise will require 30 days to complete.  Upon completion, the Company shall submit an amended Form 8-K in full compliance with SEC regulations.  In the interim, the Company shall fully comply with all restrictions set forth in your comment letter of April 29, 2014.

Please do not hesitate to contact the undersigned at 561-901-0640 with any questions or concerns.

Sincerely,

/s/ Richard Dea
Richard Dea, CFO